1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date March 7, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

ANNOUNCEMENT ON THE VOTING RESULTS OF THE MEETING OF THE SHAREHOLDERS

OF THE RELEVANT A SHARE MARKET ON THE SHARE REFORM PLAN

AND UNUSUAL TRADING VOLUME MOVEMENT

VOTING RESULTS OF THE RELEVANT SHAREHOLDERS’ MEETING

Upon the authorisation and acting on behalf of Yankuang Group, the Board announces that the Revised Share Reform Plan was approved at the Relevant Shareholders’ Meeting.

UNUSUAL TRADING VOLUME MOVEMENT

The Board has noted today’s increase in the trading volume of the H shares of the Company and wishes to state that it is not aware of any reasons for such fluctuations.

VOTING RESULTS OF THE RELEVANT SHAREHOLDERS’ MEETING

Reference is made to the announcements (the “Announcements”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 January 2006, 13 February 2006 and 28 February 2006. Terms used in this announcement shall have the same meanings as defined in the Announcements unless otherwise defined herein.

Upon the authorisation and acting on behalf of the only holder of non-tradable shares of the Company, namely Yankuang Group Company Limited (or Yankuang Group), the board of directors of the Company (the “Board”) hereby announces that the Revised Share Reform Plan was approved at the Relevant Shareholders’ Meeting.

1.	THE HOLDING AND ATTENDANCE OF THE RELEVANT SHAREHOLDERS’ MEETING

Upon the authorisation and acting on behalf of Yankuang Group, the Board convened the Relevant Shareholders’ Meeting, which commenced at 14:00 hour on 6 March 2006 at the Company’s headquarters at 298 South Fushan Road, Zoucheng, Shandong Province, and was chaired by Mr. Wang Xin, Chairman of the Board. Online voting through the trading system designated by the Shanghai Stock Exchange was made available from 9:30 to 11:30 hours and 13:00 to 15:00 hours on every trading day from 2 March 2006 to 6 March 2006.

The Relevant Shareholders’ Meeting was convened and held in compliance with the provisions of the relevant laws, regulations, standardized documents including PRC Company Law, Administrative Measures on the Non-tradable Share Reform of Listed Companies, the Opinions on the Standardisation of the Shareholders’ General Meeting of Listed Companies, the listing rules of the Shanghai Stock Exchange and the Articles of Association of the Company.

As at the record date for the Relevant Shareholders’ Meeting, i.e. 24 February 2006, the total number of shares with entitlement to vote is 2,960,000,000 shares.

A total of 2,862 shareholders (including by proxy) voted at the Relevant Shareholders’ Meeting and through the trading system, representing a total of 2,781,636,061 shares with entitlement to vote and 93.97% of the total number of shares with entitlement to vote, amongst which:

One person representing the holder of non-tradable shares attended and voted at the Relevant Shareholders’ Meeting, representing a total of 2,672,000,000 shares or 100% of the total number of the Company’s non-tradable shares and 90.27% of the total number of shares with entitlement to vote at the Relevant Shareholders’ Meeting.

A total of 2,861 Holders of A Shares attended the Relevant Shareholders’ Meeting (including by proxy), representing a total of 109,636,061 A Shares or 38.7% of the total number of shares with entitlement to vote at the Relevant Shareholders’ Meeting.

2.	PROPOSED RESOLUTION AND VOTING RESULTS

The “Resolution Relating to Discussion and Approval of the Share Reform Plan in relation to Yanzhou Coal Mining Company Limited” was considered and approved by way of voting by poll at the Relevant Shareholders’ Meeting. Please refer to the full version of the Share Reform Plan in relation to Yanzhou Coal Mining Company Limited (Revised Version) published on 14 February 2006 on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

2.1	POLL RESULTS

		Unit: Share

	Number of shares represented	For	Against	Abstained	share ratio represented by votes in favour of the resolution (%)
All shareholders	2,781,636,061	2,766,894,655	14,653,126	88,280	99.470
In particular: Holders of (tradable) A Share	109,636,061	94,894,655	14,653,126	88,280	86.554
Holders of non-tradable Shares	2,672,000,000	2,672,000,000	0	0	100%

2.2	SHAREHOLDINGS AND VOTING BY THE TOP TEN HOLDERS OF TRADABLE A SHARES

No.	Name of shareholder	Number of A Shares held (share)	Voting results
1	Dongfeng Securities - Bank of Agriculture - Lehmanbrothers International (Europe) — LEHMAN BROTHERS INTERNATIONAL (EUROPE)	8,000,000	For

2	Merchant Bank Company Limited - Zhongxin Classic Allocation Securities Investment Fund	7,641,614	For

3	Shanghai Baogang Group	5,335,250	For

4	Shenyin Wanguo - Citigroup - UBS Limited - UBS LIMITED	5,103,893	For

5	The Industrial and Commercial Bank of China - GTJA Allianz De-sheng Stable Securities Investment Fund	3,640,116	For

6	The Industrial and Commercial Bank of China - China 50 Exchange Traded Open-End Index Securities Investment Fund	3,182,218	For

7	Dongfeng Motor Automobile Co., Ltd.	2,847,597	For

8	National Social Security Fund - Group 112	2,300,000	For

9	Bank of China - Golden Eagle Constituent Stocks Selected Securities Investment Fund	1,736,500	For

10	China Constuction Bank Limited - Boshi Yufu Securities Investment Fund	1,410,682	For

2.3	VOTING RESULTS

According to the voting results, the resolution on the Share Reform Plan in relation to Yanzhou Coal Mining Company Limited was approved by more than two-thirds of the shareholders voted at the Relevant Shareholders’ Meeting and by more than two-thirds of the Holders of A Shares voted at the Relevant Shareholders’ Meeting.

As the Company is a Sino-foreign joint stock limited company, the implementation of the Share Reform Plan is still subject to the approval by the Ministry of Commerce of the PRC.

The “Announcement on the Implementation of the Share Reform Plan in relation to Yanzhou Coal Mining Company Limited” will soon be announced. Please refer to such announcement for details of the time of suspension and resumption of trading in the A Shares.

3.	LEGAL OPINION

Ms. Tang Lizi of King & Wood of Beijing witnessed the Relevant Shareholders’ Meeting and issued a legal opinion confirming that (1) the convening of the Relevant Shareholders’ Meeting and the convening procedures, qualifications of the shareholders or their proxies attending the meeting, voting procedures and voting results of the meeting are in compliance with the provisions of the relevant laws, regulations, rules, standardized documents of the PRC and the Articles of Association of the Company; (2) the approval of the “Resolution on the Share Reform Plan in relation to Yanzhou Coal Mining Company Limited” is valid and legal.

Details of the announcement on the results of the Relevant Shareholders’ Meeting and other relevant documents required under the supervisory rules of the Shanghai Stock Exchange are available for inspection at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

UNUSUAL TRADING VOLUME MOVEMENT

The Board has noted today’s increase in the trading volume of the H shares of the Company and wishes to state that it is not aware of any reasons for such fluctuations.

The Board confirms that there are no negotiations or agreements relating to any intended acquisitions or realisations by the Company which are disclosable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), neither is the Board aware of any matter disclosable under the general obligation imposed by rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited

/s/ Wang Xin
Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 6 March 2006

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310